EXHIBIT 99.1

SOPHiA GENETICS HRD Solution Adopted in Asia Pacific

BOSTON, Mass, United States, LAUSANNE, Switzerland, and TAIPEI CITY, Taiwan – March 9, 2022 – SOPHiA GENETICS (Nasdaq: SOPH) today announced that SOFIVA GENOMICS, which is one of the largest genetic testing companies in Taiwan aiming to provide genetic testing to clinicians, is the first institution in Asia Pacific to adopt SOPHiA GENETICS’ technology to support HRD testing. SOFIVA GENOMICS has been deeply involved in the field of clinical medicine and cancer monitoring for many years and found great success while implementing the solution for advanced HRD (Homologous Recombination Deficiency) detection using deep learning with the SOPHiA DDM Platform.

SOFIVA GENOMICS has compared the SOPHiA DDM HRD Solution with alternative solutions on hundreds of ovarian cancer samples and has concluded that SOPHiA GENETICS offered analysis technology to simultaneously detect more HRR (Homologous Recombination Repair) genes, including BRCA 1 and BRCA 2. They evaluated the integrity of the genome to comprehensively detect the HRD status of patients to determine whether they are suitable for treatment with precision therapy.

HRD is a complex biomarker, important for PARP inhibitors that help identify whether cancer patients may respond better to specific treatments. It is found in more than half of all cases of high-grade serous ovarian cancer (HGSOC), which accounts for about 70-80% of all deaths related to ovarian cancer. Its use could ultimately lead to personalized therapies that benefit the 150,000 patients with ovarian cancer on average per year in Asia Pacific.

While many labs are adopting HRD solutions, having to send samples out for analysis can get expensive and increase time between reporting. The SOPHiA DDM Platform offers a unique technology for detecting HRD with novel deep-learning algorithms. In addition, the platform helps users enhance their research with advanced filtering options to discover more actionable insights from the raw data with more elaborate reporting capabilities.

“Our collaboration with SOPHiA GENETICS will strengthen the promotion of SOFIVA precision medicine in Taiwan, locally,” said Dr. Double Hong, General Manager of SOFIVA GENOMICS. “SOPHiA GENETICS offers an in-house HRD solution and allows us to keep our data ownership. We can together provide the most comprehensive and accurate HRD testing services in Taiwan.”

“It’s great to see SOFIVA’s positive and rapid response to the early implementations of our SOPHiA DDM HRD Solution. Our goal has always been to propel the capabilities of cancer research further. We anticipate many more clinical institutions will adopt our SOPHiA DDM platform technology to support HRD testing in the near future and very much look forward to indirectly supporting their patients,” said Jurgi Camblong, co-founder and CEO of SOPHiA GENETICS.

About SOFIVA GENOMICS:

SOFIVA GENOMICS is one of the largest genetic testing companies in Taiwan, accredited by LDTS, TAF, and certified by CAP and Illumina. Starting from maternal fetal medicine (MFM), including reproductive, prenatal, and neonatal genetic testing, SOFIVA GENOMICS has expanded the scope of its services to precision medicine, including cancer genetic screening, targeted therapy, and monitoring recurrence or relapse. SOFIVA GENOMICS provides one-stop genetic testing service in maternal fetal medicine and precision medicine.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 790 hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn and Instagram. Where others see data, we see answers.

SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise. The information included in this press release is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact support@sophiagenertics.com to obtain the appropriate product information for your country of residence.

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Media Contact:
Eliza Bamonti

ebamonti@sophiagenetics.com